UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                             SCHEDULE 13G

                   Under the Securities Act of 1934

                      Access Pharmaceuticals, Inc.
                      ----------------------------
                            (Name of Issuer)

                      Common Stock, $.01 par value
                      ----------------------------
                     (Title or Class of Securities)

                               00431M209
                               ---------
                             (CUSIP Number)

                          September 13, 2001
         -------------------------------------------------------
         (Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:

[   ]  Rule 13d-1 (b)
[ X ]  Rule 13d-1 (c)
[   ]  Rule 13d-1 (d)


                          (Page 1 of 5 Pages)

CUSIP No. 00431M209              13G                       Page 2 of 5 Pages



1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS.
    OF ABOVE PERSONS (ENTITIES ONLY)                 Kerry P. Gray

2   CHECK THE APPROPRIATE BOX IF
    A MEMBER OF A GROUP                              (a) [   ]
                                                     (b) [X]  Not Applicable

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION             Australian


NUMBER OF       5 SOLE VOTING POWER                  760,088 (including
SHARES                                               585,548 options)
BENEFICIALLY
OWNED BY        6 SHARED VOTING POWER                 -0-
EACH
REPORTING       7 SOLE DISPOSITIVE POWER             760,088 (including
PERSON                                               585,548 options)
WITH
                8 SHARED DISPOSITIVE POWER           -0-

9   AGGREGATE AMOUNT BENEFICIALLY
    OWNED BY EACH REPORTING PERSON                   760,088

10  CHECK BOX IF THE AGGREGATE AMOUNT
    IN ROW (9) EXCLUDES CERTAIN SHARES               [  ]  Not Applicable

11  PERCENT OF CLASS REPRESENTED
    AMOUNT IN ROW (9)                                5.7%

12  TYPE OF REPORTING PERSON                         IN

CUSIP No. 00431M209               13G                     Page 3 of 5 Pages


Item 1(a).   Name of Issurer:

The name of the issuer is Access Pharmaceuticals, Inc. (the "Company").


Item 1(b).   Address of Issuer's Principal Executive Offices:

The Company's principal executive office is located at 2600 Stemmons Freeway, Suite 176, Dallas, Texas 75207.


Item 2(a).   Name of Person Filing:

The name of the person filing this Schedule 13G is Kerry P. Gray.


Item 2(b).   Address of Principal Business Office or, if none, Residence

The business address of Mr. Gray is c/o Access Pharmaceuticals, Inc., 2600 Stemmons Freeway, Suite 176, Dallas, TX 75207.


Item 2(c).   Citizenship

Mr. Gray is a citizen of Australia and a Permanent Resident of the United States.


Item 2(d).   Title of Class of Securities

The title of the class of equity securities to which this statement relates is the common stock, $.01 par value per share (the "Common Stock"), of Access Pharmaceuticals, Inc., a Delaware corporation.


Item 2(e).   CUSIP Number

00431M209


Item 3. If this statement is filed pursuant to Rules 13d-1 (b) or 13d-2 (b) or (c), check whether the person filing is a:

(a) [  ]  Broker or dealer registered under section 15 of the Act,

(b) [  ]  Bank as defined in section 3 (a) (6) of the Act,

(c) [  ]  Insurance company as defined in section 3 (a) (19) of the Act,

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940,

CUSIP No. 00431M209               13D                        Page 4 of 5 Pages


(e) [  ]  An investment advisor in accordance with Rule 13d-1 (b) (1) (ii) (E),

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1 (b) (1) (ii) (F),

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1 (b) (1) (ii) (G),

(h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act,

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c) (14) of the Investment Company Act of 1940,

(j) [  ]  Group, in accordance with Rule 13d-1 (b) (1) (ii) (J).

If this statement is filed pursuant to 13d-1 (c), check this box:  [X]


Item 4.   Ownership

(a) Amount beneficially owned: 760,088, which includes 585,548 options that are vested or vest within 60 days

(b)  Percent of class:  5.7%

(c)  Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 760,088, which includes 585,458 options that are vested or vest within 60 days

(ii)  Shared power to vote or to direct the vote: -0-

(iii) Sole power to dispose or to direct the disposition of: 760,088, which includes 585,458 options that are vested or vest within 60 days

(iv)  Shared power to dispose or to direct the disposition of:  -0-


Item 5.  Ownership of Five percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 00431M209               13D                       Page 5 of 5 Pages


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.


Item 8.  Identification and Classification of Members of the Group.

Note applicable.


Item 9.  Notice of Dissolution of Group

Note applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

Dated: November 1, 2001                               /s/ Kerry P. Gray
                                                   ------------------------
                                                        Kerry P. Gray